IC Places, Inc. 1211 Orange Ave., Suite 300 Winter Park, FL 32789 407.442.0309

August 16, 2012

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Washington DC 20549

Re:          IC Places, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 29, 2012

File No. 000-53278

Dear Ms. Thompson:

We have received your comments and have addressed them below.

Form 10-K for the year ended December 31, 2011

Item 8.  Financial Statements and Supplementary Data, page 13

Report of Independent Registered Public Accounting Firm, page 14

1.       We note that the audit report for your December 31, 2011 financial statements is dated March 26, 2011.  As the report date does not appear to be correct, please obtain an updated report that contains an appropriate report date and amend your filing.

Response:  Typing error oversight.  Our amendment will be filed with the appropriate dated report which has been supplied by our auditor.  The proper dating should have read March 29, 2012.

2.       In your revised audit report and, if applicable, consent, please parenthetically reference IC Places, Inc. as “a development stage company.”

Response:  Our updated auditor’s report has been amended with the parenthetical reference.

Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure, page 24

3.       We note your disclosure that you have engaged Randall N. Drake, CPA as your independent auditor.  We also note that on page 27 under Principal Accounting Fees and Services you state that Randall N. Drake, CPA, PA has been your principal auditor since 2008.  We further note that your audit report is signed by Drake & Klein CPAs.  Please tell us if and how these firms are related and clarify your disclosures accordingly.

Response:  The firm of Drake & Klein is the successor firm of Randall N. Drake, CPA, through the addition of a partner.  Mr. Drake continues to be an associated person of the firm with changes limited to the firm’s name.  In our amended Form 10-K/A we have included the following disclosure:

We have engaged Drake & Klein CPAs (formerly Randall N. Drake, C.P.A.), ("DK") as our independent auditor.  On January 1, 2012, the audit firm of Randall N. Drake CPA, P.A. changed its name to Drake & Klein CPAs.  The change was reported to the PCAOB as a change of name.  This is not a change of auditors for the Company. We have not had any disagreements with DK on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, in connection with its reports.

Item 15.  Exhibits, Financial Statements Schedules, page 29

4.       We note that you have not provided a consent from your independent auditors as an exhibit to this Form 10-K.  It appears that your Form S-8 filed February 26, 2010 may have triggered the requirement for your auditors to consent to the incorporation by reference of their audit report dated March 26, 2011 included within this Form 10-K.  Please file a consent, tell us where you filed this consent, or explain to us why you do not believe a consent is required.

Response:  We have included the 2010 Employee Compensation plan as an exhibit to our Form 10-K and have referenced our Form S-8 in our footnotes and disclosure.  The employee compensation plan was filed with the SEC on Form S-8 and incorporated our auditors’ report on the December 31, 2008 and 2007 financial statements in the filing.  Our auditors have provided a consent to the use of that report as incorporated by reference in this filing.

We trust that our above responses clarify the information previously filed.  We acknowlede that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Peter Messineo, CPA

Chief Financial Officer